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                                               Filed pursuant to rule 424 (b)(3)
                                                              File no. 333-43777

SUPPLEMENT
(to Prospectus/Proxy Statement dated July 1, 1999)


                           AMERICAN REALTY TRUST, INC.
                 SERIES F CUMULATIVE CONVERTIBLE PREFERRED STOCK
                                  COMMON STOCK

         This Supplement to Prospectus/Proxy Statement relates to the 854,200 EQK Shares owned by Halperin. As of the date of this Supplement, Halperin has not agreed to sell his EQK Shares to ART. If Halperin does not agree to sell such shares to ART prior to the Merger, and the Merger- Related Proposals receive the Requisite Shareholder Approval, Halperin will be entitled to receive the same EQK Merger Consideration per share as the consideration to be paid to the other Public EQK Shareholders and ART will be entitled to receive the ART Merger Consideration without modification. Upon consummation of the Block Purchase (excluding Halperin's EQK Shares) and the Merger, ART would own not more than 41% of the issued and outstanding EQK Shares and the Public EQK Shareholders (including Halperin) will have effectively "sold" approximately 4.15% of their EQK Shares to ART.

         EQK is not obligated to close the Merger unless, among other things, EQK first completes the sale of the Center and makes a distribution of EQK's net liquid assets to its shareholders after such sale. In addition, ART is not obligated to close the Merger if, among other things, any one of LLPM, Summit or Sutter elects to terminate its Stock Purchase Agreement. See "The Proposed Merger and Related Matters -- Conditions to the Merger; Termination; Waiver and Amendment" in the Prospectus/Proxy Statement.

         If Summit and Sutter elect to terminate their respective Stock Purchase Agreements (which termination could occur subsequent to the EQK Annual Meeting) and ART determines to proceed with the closing of the Merger, Summit and Sutter would be entitled to receive the same EQK Merger Consideration per share as the other Public EQK Shareholders and ART will be entitled to receive the ART Merger Consideration without modification. In such event, ART would own not more than 23% of the issued and outstanding EQK Shares and the Public EQK Shareholders (including Halperin, Summit and Sutter) will have effectively "sold" approximately 5.4% of their EQK Shares to ART.

         Capitalized terms used herein and not otherwise defined herein have the meanings assigned in the Prospectus/Proxy Statement dated July 1, 1999.


                  The date of this Supplement is July 21, 1999.